Exhibit 1
     In this report on Form 6-K, unless otherwise specified or the context requires, the terms “STATS ChipPAC,” “Company,” “we,” “our,” and “us” refer to STATS ChipPAC Ltd. and its consolidated subsidiaries. This report on Form 6-K contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “target,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and speak only as of the date of this report. These forward-looking statements are based on our current views and assumptions and involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in the report. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; our proposed capital reduction and cash distribution; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F dated March 7, 2008. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
     Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2008 ended on September 28, 2008, while our third quarter of 2007 and fiscal year 2007 ended on September 30, 2007 and December 30, 2007, respectively. References to “$” are to the lawful currency of the United States of America.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars (except per share data)

	December 30,	September 28,
	2007	2008
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$213,461	$247,874
Short-term marketable securities	29,230	42,365
Accounts receivable, net	271,360	275,161
Short-term amounts due from affiliates	9,292	8,997
Other receivables	6,877	9,719
Inventories	83,312	86,889
Prepaid expenses and other current assets	22,320	15,645

Total current assets	635,852	686,650
Long-term marketable securities	15,296	15,332
Long-term amounts due from affiliates	6,852	15,747
Property, plant and equipment, net	1,276,490	1,264,248
Investment in equity investee	10,350	10,021
Intangible assets	40,754	43,941
Goodwill	547,958	552,123
Long-term restricted cash	1,612	1,026
Prepaid expenses and other non-current assets	61,790	40,063

Total assets	$2,596,954	$2,629,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$164,300	$183,430
Payables related to property, plant and equipment purchases	70,744	67,861
Accrued operating expenses	109,516	150,174
Income taxes payable	17,250	5,174
Short-term borrowings	50,300	52,000
Short-term amounts due to affiliates	1,651	1,590
Current installments of long-term debts	190,481	36,837

Total current liabilities	604,242	497,066
Long-term debts, excluding current installments	423,853	409,672
Other non-current liabilities	125,093	86,469

Total liabilities	1,153,188	993,207
Minority interest	59,797	60,843
Share capital:
Ordinary shares — Unlimited ordinary shares with no par value; Issued ordinary shares — 2,047,333,663 in 2007 and 2,202,167,294 in 2008	1,891,546	2,037,127
Accumulated other comprehensive loss	(7,605)	(9,905)
Accumulated deficit	(499,972)	(452,121)

Total shareholders’ equity	1,383,969	1,575,101

Total liabilities and shareholders’ equity	$2,596,954	$2,629,151

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 28,	September 30,	September 28,
	2007	2008	2007	2008

Net revenues	$414,231	$472,191	$1,174,884	$1,333,575
Cost of revenues	(330,337)	(384,829)	(946,484)	(1,096,985)

Gross profit	83,894	87,362	228,400	236,590

Operating expenses:
Selling, general and administrative	26,603	29,296	82,638	89,378
Research and development	9,006	10,100	26,176	29,384
Equipment impairment	—	21,091	—	21,091
Restructuring expenses	—	5,130	990	6,030
Accelerated share-based compensation	—	—	—	1,562
Tender offer expenses	—	—	10,922	—
Impairment of assets held for sale	—	—	1,725	—

Total operating expenses	35,609	65,617	122,451	147,445

Operating income	48,285	21,745	105,949	89,145

Other income (expense), net:
Interest income	2,140	1,557	5,610	4,368
Interest expense	(9,848)	(8,312)	(30,069)	(27,804)
Foreign currency exchange gain (loss)	(93)	(380)	(378)	4,881
Equity loss from investment in equity investee	(113)	(392)	(189)	(403)
Other non-operating income (expense), net	(328)	187	(438)	1,493

Total other expense, net	(8,242)	(7,340)	(25,464)	(17,465)

Income before income taxes	40,043	14,405	80,485	71,680
Income tax expense	(10,812)	(4,921)	(24,245)	(19,550)

Income before minority interest	29,231	9,484	56,240	52,130
Minority interest	(1,369)	(1,602)	(3,902)	(4,279)

Net income	$27,862	$7,882	$52,338	$47,851

Net income per ordinary share:
— basic	$0.01	$0.00	$0.03	$0.02
— diluted	$0.01	$0.00	$0.02	$0.02

Ordinary shares (in thousands) used in per ordinary share calculation:
— basic	2,043,247	2,202,163	2,028,171	2,124,512
— diluted	2,194,438	2,204,307	2,185,182	2,127,594

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of U.S. Dollars
(Unaudited)

	Nine Months Ended
	September 30, 2007	September 28, 2008
Cash Flows From Operating Activities
Net income	$52,338	$47,851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	185,076	215,746
Amortization of leasing prepayments	11	—
Debt issuance cost amortization	1,891	2,306
Equipment impairment	—	21,091
Gain on sale of property, plant and equipment	(88)	(395)
Impairment of assets held for sale	1,725	—
Accretion of discount on convertible notes	4,205	66
Foreign currency exchange gain	(303)	(285)
Share-based compensation expense	6,930	3,312
Deferred income taxes	13,846	3,668
Minority interest in income of subsidiary	3,902	4,279
Equity loss from investment in equity investee	189	403
Others	371	571
Changes in operating working capital:
Accounts receivable	(18,727)	(3,801)
Amounts due from affiliates	(4,469)	(8,600)
Inventories	21,415	(3,577)
Other receivables, prepaid expenses and other assets	7,365	(7,555)
Accounts payable, accrued operating expenses and other payables	(30,401)	11,096
Amounts due to affiliates	1,574	(61)

Net cash provided by operating activities	246,850	286,115

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$16,113	$29,755
Proceeds from maturity of marketable securities	22,705	20,572
Purchases of marketable securities	(12,671)	(63,191)
Acquisition of intangible assets	(4,326)	(10,106)
Purchases of property, plant and equipment	(160,204)	(219,462)
Proceeds on sale of assets held for sale	—	18,274
Others, net	14,979	2,200

Net cash used in investing activities	(123,404)	(221,958)

Cash Flows From Financing Activities
Repayment of short-term debts	$(1,121)	$(2,782)
Repayment of long-term debts	(52,620)	(12,142)
Proceeds from issuance of shares	19,850	6,152
Redemption of convertible notes	(36,800)	(22,057)
Proceeds from bank borrowings	26,436	4,482
(Increase) decrease in restricted cash	(602)	586
Grant received	—	220
Distribution to minority interest in subsidiary	(4,980)	(4,312)
Capital lease payments	(3,680)	—

Net cash used in financing activities	(53,517)	(29,853)

Net increase in cash and cash equivalents	69,929	34,304
Effect of exchange rate changes on cash and cash equivalents	74	109
Cash and cash equivalents at beginning of the period	171,457	213,461

Cash and cash equivalents at end of the period	$241,460	$247,874

STATS CHIPPAC LTD. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 28, 2008
(Unaudited)
Note 1:	Interim Statements
     The consolidated balance sheet of STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company”) as of December 30, 2007, which has been derived from audited consolidated financial statements, and the unaudited condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America, but condense or omit certain information and note disclosures normally included in annual financial statements. In the opinion of management of STATS ChipPAC, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information included therein. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto for the year ended December 30, 2007 included in STATS ChipPAC’s 2007 Annual Report on Form 20-F. The accompanying condensed consolidated financial statements include the accounts of STATS ChipPAC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
     The Company predominantly utilizes the U.S. Dollar as its functional currency. The Company’s Taiwan subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation, designates the New Taiwan Dollar as its functional currency. Where the functional currency is other than the Company’s U.S. Dollar reporting currency, it is translated into U.S. Dollars using exchange rates prevailing at the balance sheet date for assets and liabilities and average exchange rates for the reporting period for the results of operations. Adjustments resulting from translation of such foreign subsidiary financial statements are reported within accumulated other comprehensive income, which is reflected as a separate component of shareholders’ equity.
     As of September 28, 2008, Temasek Holdings (Private) Limited (“Temasek”), through its wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), beneficially owned approximately 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134.5 million of the Company’s 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares on May 22, 2008.
     The Company owned approximately 52% of STATS ChipPAC Taiwan Semiconductor Corporation as of September 28, 2008. The shares of STATS ChipPAC Taiwan Semiconductor Corporation are listed on the Taiwan over-the-counter securities market.
     The results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for any other period. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. The third quarter of 2008 ended on September 28, 2008, while the third quarter of 2007 and fiscal 2007 ended on September 30, 2007, and December 30, 2007, respectively.
Proposed Capital Reduction Exercise
     In January 2008, the Company announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to its shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction. The Company obtained approval of the proposed capital reduction from the Singapore High Court on June 26, 2008. Under Section 78I of the Companies Act of Singapore, lodgment of the Order of Court confirming the capital reduction, together with other documents prescribed under the Companies Act of Singapore must be made within 90 days beginning with the date of the Order of Court, unless extended by the Accounting & Corporate Regulatory Authority of Singapore (“ACRA”). The Company obtained the approval of ACRA on September 10, 2008 to extend the prescribed period under Section 78I of the Companies Act of Singapore within which to make such lodgment of the Order of Court and other prescribed documents to January 22, 2009. The proposed capital reduction is subject to (1) all relevant approvals and consents being obtained and (2) the board of directors determining, following the satisfaction of the preceding condition and the financing condition described below, that it is in the best interest of the Company, to effect the proposed cash distribution.
     The proposed capital reduction is also subject to and conditional upon the Company being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 that would otherwise restrict its ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable to the Company. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to the Company.
Related Financing Transactions
     In connection with the proposed capital reduction, the Company intends to pursue a debt financing plan, which is expected to consist of a private placement of senior notes and senior secured credit facilities comprising a term loan and a revolving credit facility. In furtherance of the proposed capital reduction, the Company commenced a cash tender offer and consent solicitation in respect of its $150.0 million of 7.5% Senior Notes due 2010 and its $215.0 million of 6.75% Senior Notes due 2011 on June 20, 2008. The tender offer and consent solicitation was conditional upon, among other things, the Company being able to obtain adequate debt financing to fund the proposed cash distribution described above and the tender offer and consent solicitation on terms and conditions acceptable to the Company. The tender offer and consent solicitation was terminated on August 9, 2008 because the financing condition was not satisfied.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     In March 2007, STSPL, a wholly-owned subsidiary of Temasek, launched a voluntary conditional cash tender offer for the ordinary shares and American Depositary Shares (“ADSs”) of the Company that STSPL did not already own. The tender offer also included an offer by STSPL for the Company’s then outstanding $115.0 million aggregate principal amount of zero coupon Convertible Notes due 2008 and $150.0 million aggregate principal amount of 2.50% Convertible Subordinated Notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of the outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon the conversion of the $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008 acquired by STSPL) and $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008. The balance $15.5 million outstanding principal amount of the 2.5% Convertible Subordinated Notes due 2008 was converted into ADSs in May 2007.
     As of September 28, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845.7 million ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134.5 million of the Company’s 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares on May 22, 2008.
     In the nine months ended September 30, 2007, the Company recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred during the nine months ended September 28, 2008.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and financial liabilities at the beginning of the first quarter of 2008 and its adoption did not have a material impact on the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued staff position No. 157-2 (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (annually). FSP 157-2 is effective for fiscal years beginning after November 15, 2008. In October 2008, the FASB issued staff position No. 157-3 (“FSP 157-3”) which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon its issuance on October 10, 2008, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have an effect on the Company’s consolidated financial position and results of operations.
     The Company is currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
     The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
     The following table sets forth the Company’s financial assets and liabilities that were accounted for, at fair value on a recurring basis as of September 28, 2008 (in thousands):

	Fair value measurement
	September 28, 2008
	Level 1	Level 2	Level 3
Assets:
Marketable securities	$57,697	$—	$—
Foreign currency forward contracts	—	90	—

	$57,697	$90	$—

Liabilities:
Foreign currency forward contracts	$—	$3,313	$—

	$—	$3,313	$—

     Unrealized gains or losses on marketable securities and foreign currency forward contracts are recorded in accumulated other comprehensive gain (loss) at each measurement date.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. The adoption of SFAS 158 does not have a material impact on the Company’s consolidated financial statements. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position effective for fiscal year ending after December 15, 2008. The Company is currently evaluating the effect of the requirement of SFAS 158 related to measurement of the funded status of deferred benefit plans on its consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of SFAS No. 115” (“SFAS 159”), which permits companies to measure certain financial assets and financial liabilities at fair value. SFAS 159 requires that unrealized gains and losses are reported in earnings for items measured using the fair value option. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. The adoption of SFAS 159 at the beginning of the first quarter of 2008 did not have a material effect on the Company’s financial statements.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). If such liabilities are settled for lesser amounts prior to the adoption of SFAS 141(R), the reversal of any remaining liability will affect goodwill. If such liabilities reverse subsequent to the adoption of SFAS 141(R), such reversals will affect the income tax provision in the period of reversal. Early adoption is not permitted. The Company is currently evaluating the effects, if any, that SFAS 141(R) may have on its financial statements; however, since the Company acquired significant deferred tax assets for which valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of September 28, 2008, the Company has established deferred tax valuation allowances of $34.9 million in purchase accounting.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a noncontrolling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company is currently evaluating the effect of SFAS 160 on its consolidated financial statements and anticipates that SFAS 160 will not have a significant impact on the reporting of its results of operations.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133” (“SFAS 161”), which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the effect of SFAS 161 on its consolidated financial statements.
Share-Based Compensation
     As of December 30, 2007, the Company had outstanding grants under four share-based plans. The Company adopted the fair value recognition provisions of SFAS 123(R) effective December 26, 2005. For share-based awards, the Company recognizes compensation expense on a graded vesting basis over the requisite service period of the award. The share-based compensation expense under SFAS 123(R) was as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 28, 2008	September 30, 2007	September 28, 2008

Cost of revenues	$1,115	$97	$3,672	$807
Selling, general and administrative	742	57	2,482	751
Research and development	204	19	776	192
Accelerated share-based compensation	—	—	—	1,562

	$2,061	$173	$6,930	$3,312

     In January 2008, the Company decided to terminate the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”), the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”). The termination became effective in end March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP. No Restricted Share Units (“RSUs”), contingent Performance Share Plan awards, employee share purchase rights or share options were granted in the three and nine months ended September 28, 2008.
     SFAS 123(R) requires the cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) to be classified as financing cash flows. For the three months and nine months ended September 28, 2008, the windfall tax benefit realized from exercised employee share options were insignificant.
     Concurrently with its tender offer (refer to “Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer” in Note 1), STSPL made an options proposal to all holders of options granted under STATS ChipPAC’s share option plans whereby the participating holders would agree not to exercise their options for new shares or to exercise their rights as option holders. During the tender offer period, 85,348,090 options were surrendered pursuant to the options proposal.
     The following table summarizes share option activity during the nine months ended September 28, 2008:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(In thousands)		(In thousands)
Options outstanding at December 30, 2007	15,986	$1.70
Lapsed and forfeited	(893)	1.58
Exercised	(37)	0.54

Options outstanding at September 28, 2008	15,056	$1.82	$20

Exercisable at September 28, 2008	14,949	$1.53	$18

     The aggregate intrinsic value in the table above is based on the difference between the market price as of September 28, 2008 and the price payable by option holders to exercise their options. During the nine months ended September 28, 2008, the total amount of cash received from the exercise of share options was $0.021 million. No share options were exercised in the three months ended September 28, 2008.
     The following table summarizes information about share options outstanding at September 28, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 9/28/2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 9/28/2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(In thousands)			(In thousands)
$0.14 to $0.15	13	1.1 years	$0.14	13	1.0 years	$0.14
$0.22 to $0.29	28	4.2 years	$0.29	28	4.2 years	$0.29
$0.43 to $0.47	1	2.5 years	$0.46	1	2.5 years	$0.46
$0.55 to $0.87	525	4.1 years	$0.76	418	3.7 years	$0.80
$0.91 to $1.07	1	2.4 years	$0.98	1	2.4 years	$0.98
$1.16 to $1.64	13,643	3.6 years	$1.39	13,463	3.6 years	$1.39
$2.04 to $2.61	208	1.2 years	$2.09	208	1.2 years	$2.09
$3.99	817	1.6 years	$3.99	817	1.6 years	$3.99

	15,056	3.4 years		14,949	3.4 years

     The following table summarizes information on RSUs and contingent PSP awards outstanding as of September 28, 2008:

	RSP			Contingent PSP
	Number of shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value	Number of shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
	(In thousands)		(In thousands)	(In thousands)		(In thousands)
Outstanding as at December 30, 2007	6,302	$0.86		2,980	$0.85
Lapsed and forfeited	(565)	0.85		(45)	0.85
Cancelled	—	—		(2,935)	0.85
Vested	(2,032)	0.85	$1,903	—	—	$—

Outstanding as at September 28, 2008	3,705	$0.86		—	$—

     The aggregate intrinsic value in the table above represents the value of the ordinary shares on the date that the RSUs and contingent PSP awards vest.
     During the three and nine months ended September 28, 2008, 0.007 million and 2.0 million ordinary shares were issued pursuant to the RSUs.
     No issue of contingent PSP awards was made during the three and nine months ended September 28, 2008. Upon the termination of the PSP in March 2008, the Company cancelled the 2,935,000 unvested Performance Share Units in the three months ended June 29, 2008. As a result, the Company recorded $1.6 million of accelerated share-based compensation expense in the nine months ended September 28, 2008.

     The fair value of the contingent PSP awarded in the three months ended April 1, 2007 was calculated with the following assumptions:

Three Months Ended
April 1,
2007
Expected term	3 years
Dividend yield	0.0%
Risk free interest rate	3.0%
Weighted average volatility	40.0%
     For the employee share purchase rights under the terms of the ESPP granted prior to its termination in March 2008, the total number of shares purchased under the plan and the Company’s matching contribution of 20% of the contribution of the ESPP participants by issuing shares, can vary as the purchase price per share was determined based on the fair market value at the end of the purchase period. Therefore the final measure of compensation cost for these rights was determined at the end of the purchase period, on which the number of shares an employee was entitled and the purchase price were determinable. The Company calculated estimated compensation cost as of the balance sheet date prior to the end of the purchase period based on the current estimation of the number of shares to be purchased under the plan and the level of contribution, as determined in accordance with the terms of the ESPP.
     The Company estimated the grant-date fair value of share options using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporated various and highly subjective assumptions including expected volatility, expected term and interest rates. The expected volatility was based on the implied volatility and trading history of the Company’s shares over the most recent period that commensurate with the estimated expected term of the Company’s share options. The estimated term of the Company’s share options was derived from historical experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.
     The Company estimated the fair value of RSUs based on the market price of ordinary shares on the date of grant. The fair value of contingent PSP awards was calculated using the market price of ordinary shares on the date of award, adjusted to the market-based performance conditions represented by total shareholders’ return on a certain set of absolute and relative to benchmark company criteria.
     As of September 28, 2008, there were $0.01 million and $1.0 million of unrecognized share-based compensation expenses related to approximately 0.1 million of unvested share option awards and 3.7 million of unvested RSUs, net of $0.002 million of estimated share option award forfeitures and $0.1 million of estimated RSU forfeitures, respectively. These costs are expected to be recognized over a weighted-average period of 1.2 years for both the share options and the RSUs.
     During the three and nine months ended September 28, 2008, the total grant-date fair value of share options that vested were $0.4 million and $4.9 million, respectively. The total intrinsic value of share options exercised during the three and nine months ended September 28, 2008 were insignificant. For the three months ended March 30, 2008, the value of the 7,625,760 shares issued for ESPP purchases were $6.1 million and employees contributed $4.7 million to the ESPP.
Share Repurchase Program
     At the annual general meeting in April 2008, the Company obtained shareholders’ approval for the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held, or the date which the approval is revoked or varied. As of September 28, 2008, the Company had not repurchased any shares.

Other Comprehensive Income (Loss)
     The components of accumulated other comprehensive loss on December 30, 2007 and September 28, 2008 comprised the following (in thousands):

	December 30, 2007	September 28, 2008

Currency translation loss	$(7,086)	$(5,477)
Unrealized gain (loss) on hedging instruments	378	(3,568)
Unrealized loss on available-for-sale marketable securities	(897)	(860)

	$(7,605)	$(9,905)

     Comprehensive income (loss) for the three and nine months ended September 30, 2007 and September 28, 2008 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 28, 2008	September 30, 2007	September 28, 2008

Net income	$27,862	$7,882	$52,338	$47,851
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities	268	(105)	124	37
Realized (loss) gain on available-for-sale marketable securities included in net income	55	—	(69)	—
Unrealized gain (loss) on hedging instruments	2,345	(2,407)	1,775	(7,417)
Realized loss on hedging instruments included in net income	324	1,228	60	3,471
Foreign currency translation adjustment	(189)	(3,246)	(466)	1,609

Comprehensive income	$30,665	$3,352	$53,762	$45,551

Hedging Instruments
     The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of derivatives and the effect on the consolidated financial statements will depend on the derivatives’ hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair values of cash flows of the asset or liability hedged. Ineffectiveness of the hedge or termination of the hedged transaction requires amounts to be classified from other comprehensive income (loss).
     The Company operates in various countries, and accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The Company has established risk management policies for committed or forecasted exposures to protect against volatility of future cash flows. These programs reduce, but do not always entirely eliminate, the impact of the currency exchange or commodity price movements. At September 28, 2008, the Company had a series of foreign currency forward contracts with total contract value of approximately $136.8 million, of which, all qualify for cash flow hedge accounting as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The duration of these instruments are generally less than 12 months. In the nine months ended September 28, 2008, the Company had realized loss of $3.5 million and unrealized loss of $7.4 million, respectively, on its foreign currency forward contracts qualifying as cash flow hedges. In the three and nine months ended September 28, 2008, the Company terminated certain of its foreign currency forward contracts which resulted in a charge to income of $6.5 million. Certain foreign currency forward contracts to economically hedge certain committed exposures are not designated as hedges. Accordingly, the changes in fair value of these foreign currency forward contracts are reported in earnings.

Note 2:	Selected Balance Sheet Accounts
     The components of inventories were as follows (in thousands):

	December 30,	September 28,
	2007	2008

Raw materials	$65,877	$67,248
Work-in-progress	14,872	17,569
Finished goods	2,563	2,072

	$83,312	$86,889

     Prepaid expenses and other current assets consist of the following (in thousands):

	December 30,	September 28,
	2007	2008

Other prepayments and assets	$8,241	$12,632
Deferred income tax assets	1,207	1,248
Loans to a vendor	3,529	1,765
Assets held for sale	9,343	—

	$22,320	$15,645

     Prepaid expenses and other non-current assets consist of the following (in thousands):

	December 30,	September 28,
	2007	2008

Leasing prepayments	$248	$—
Deferred income tax assets	39,609	28,230
Other deposits	303	339
Loans to a vendor	882	—
Debt issuance cost, net of accumulated amortization of $7,958 and $5,116	6,949	4,644
Assets held for sale	10,544	1,144
Others	3,255	5,706

	$61,790	$40,063

     The Company extended $5.0 million and $15.0 million loans to a vendor in June 2003 and January 2004, respectively, to secure a specified minimum quantity of substrates up to December 2008. The loans are interest-free and are collateralized by equipment purchased by the loan monies, mortgage on the factory of the vendor and 2,400 shares of the vendor’s equity. The 2,400 shares of the vendor’s equity were released in April 2008 and no longer form part of the collateral. The loan of $5.0 million was fully repaid in June 2007. The loan of $15.0 million is repayable by quarterly installments of $0.9 million from January 2005 to December 2008. During the nine months ended September 28, 2008, $2.6 million of the $15.0 million loan was repaid.
     In May 2007, the Company entered into an agreement to sell packaging and test equipment related to discrete power packages to Ningbo Mingxin Microelectronics Co. Ltd. (“Mingxin”) for an aggregate consideration of $10.0 million payable over approximately two years. The Company has separately classified the related assets of $10.0 million as assets held for sale, a component of other current assets. During the three and nine months ended September 28, 2008, $4.4 million and $9.4 million of the assets, respectively, have been transferred to Mingxin. These held for sale assets were recorded at the lower of carrying amount or fair value less cost to sell.
     In 2006, the Company entered into an agreement to sell packaging and test equipment related to specific low lead count packages to Wuxi CR Micro-Assembly Technology Ltd. (“ANST”) for $35.0 million payable over 4 years and a performance-based contingent earn-out of $5.0 million. ANST is a wholly owned subsidiary of Micro Assembly Technologies Limited (“MAT”), of which the Company has a 25% equity interest. As a result of the planned transfer of these assets to ANST, the Company has separately classified the related assets of $29.6 million to assets held for sale, a component of other non-current assets. During the three and nine months ended September 28, 2008, $2.5 million and $9.0 million of the related assets, respectively, have been transferred to ANST and $0.004 million and $0.1 million of gain, respectively, were recognized in the three and nine months ended September 28, 2008. In addition to the transfer of assets, the Company entered into an agreement to provide sales and technical support to ANST on a quarterly commission basis from 2007 to 2009, of which $0.4 million and $1.0 million was earned in the three and nine months ended September 28, 2008, respectively.

     Restricted cash consists of time deposits and government bonds held in connection with foreign regulatory requirements and as collateral for bank loans. At December 30, 2007 and September 28, 2008, $1.6 million and $1.0 million, respectively, were held as long-term restricted cash.
     Property, plant and equipment consist of the following (in thousands):

	December 30,	September 28,
	2007	2008
Cost:
Freehold land	$11,010	$10,903
Leasehold land and land use rights	19,864	19,864
Buildings, mechanical and electrical installation	262,186	268,017
Equipment	2,145,503	2,223,939

Total cost	2,438,563	2,522,723
Total accumulated depreciation	(1,162,073)	(1,258,475)

Property, plant and equipment, net	$1,276,490	$1,264,248

     Equipment impairment charges of $21.1 million were recorded in the three and nine months ended September 28, 2008 as a result of the Company’s ongoing assessment of property, plant and equipment for impairment.
     Intangible assets consist of the following (in thousands):

	December 30, 2007			September 28, 2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Assets	Amortization	Assets	Assets	Amortization	Assets

Tradenames	$7,700	$(3,758)	$3,942	$7,700	$(4,583)	$3,117
Technology and intellectual property	32,000	(10,933)	21,067	32,000	(13,333)	18,667
Customer relationships	99,300	(99,300)	—	99,300	(99,300)	—
Software, licenses and others	31,469	(15,724)	15,745	41,009	(18,852)	22,157

	$170,469	$(129,715)	$40,754	$180,009	$(136,068)	$43,941

     Amortization expense related to finite-lived intangible assets is summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,	September 28,	September 30,	September 28,
	2007	2008	2007	2008
Tradenames	$275	$275	$825	$825
Technology and intellectual property	800	800	2,400	2,400
Software, licenses and others	851	1,239	2,576	3,238

	$1,926	$2,314	$5,801	$6,463

     Finite-lived intangible assets are generally amortized over estimated useful lives of two to ten years. Estimated future amortization expense is summarized as follows (in thousands):

September 29, 2008 to December 28, 2008	$2,186
2009	8,782
2010	7,467
2011	5,867
2012	3,986
Thereafter	15,653

Total	$43,941

     The change in the carrying amount of goodwill for the nine months ended September 28, 2008 is as follows (in thousands):

Balance as of December 30, 2007	$547,958
Purchase adjustments	4,165

Balance as of September 28, 2008	$552,123

     The purchase adjustments of $4.2 million relate to other tax liabilities recorded.

Note 3:	Lines of Credit and Other Borrowings
     As of September 28, 2008, the Company’s total debt outstanding consisted of $498.5 million of borrowings, which included $150.0 million of the Company’s 7.5% Senior Notes due 2010, $215.0 million of the Company’s 6.75% Senior Notes due 2011 and other long-term and short-term borrowings.
     In the nine months ended September 28, 2008, the Company repurchased the outstanding $18.6 million aggregate principal of its zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on convertible notes and interest). The Company financed the repurchase of these convertible notes with its cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of the Company’s outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares of the Company.
     In October 2007, the Company issued a $50.0 million promissory note carrying interest, payable annually, of 6% per annum to LSI Corporation (“LSI”) in connection with the acquisition of an assembly and test operations in Thailand. The amount payable to LSI after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of September 28, 2008. The promissory note is payable over four annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid to LSI on October 2, 2008.
     STATS ChipPAC Korea Ltd. has a line of credit with Hana Bank in South Korea with a credit limit that was increased to $20.0 million from $10.0 million on July 28, 2008. This line of credit bears interest at a rate of 4.7% per annum. As of September 28, 2008, STATS ChipPAC Korea Ltd. had not used this line of credit and there was no outstanding balance on this facility. This line of credit is subject to an annual review by the lenders for the continued use of the facilities. STATS ChipPAC Korea Ltd also has a line of credit with the National Agricultural Cooperation Federation Bank in South Korea with a credit limit of $5.0 million. This line of credit was closed on August 18, 2008 with no outstanding borrowings.
     STATS ChipPAC Korea Ltd. has a U.S. Dollar term loan facility of $25.0 million from Hana Bank. During 2006, STATS ChipPAC Korea Ltd. borrowed $12.0 million under this facility to finance its purchase of a building and land in South Korea. In 2007, STATS ChipPAC Korea Ltd. borrowed an additional $3.6 million under this facility. As of September 28, 2008, the interest rate for the $12.0 million loan was 4.3% per annum and the interest rate for the $3.6 million loan was 4.2% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of September 28, 2008, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.6 million as of September 28, 2008. As of September 28, 2008, $8.1 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $112.6 million as of September 28, 2008) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown which took place on February 18, 2007. As of September 28, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21.9 million as of September 28, 2008) under the term loan facility. As of September 28, 2008, the interest rate on the loan was 3.6% per annum. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of September 28, 2008, the outstanding balance on this facility was $21.9 million.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.2 billion (approximately $36.0 million as of September 28, 2008) of bank and credit facilities from various other banks and financial institutions, of which $6.7 million borrowings was outstanding as of September 28, 2008. These credit facilities have varying interest rates ranging from 2.5% to 6.5% per annum and maturities ranging from 2008 through 2012.
     The Company has a $50.0 million line of credit with Bank of America. As of September 28, 2008, $50.0 million was borrowed under the facility over two loan tranches of $25.0 million each. The principal and interest of the two loan tranches of $25.0 million each are payable at maturity in October 2008. These two loan tranches bear interest rate of 3.34% per annum and 3.51% per annum, respectively. The Company has the option to roll-forward the principal at maturity for a period of 1, 2, 3, or 6 months. In October 2008, the Company rolled over the principal payable at maturity for a period of 2 months.

     The Company established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless the Company is in breach of its covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or an event of default occurs, such as a failure to pay any amount due under the line of credit. The Company cancelled the revolving line of credit on January 31, 2008.
     At September 28, 2008, the Company had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $29.6 million with financial institutions.
Note 4:	Income Taxes
     Changes in share ownership by shareholder may result in a limitation on the amount of the Singapore net operating losses and unutilized capital allowances that are available as carryforwards for use by the Company. The Company reviewed the tax effect of such a shareholder change in connection with the tender offer by STSPL in 2007. In January 2008, the Singapore tax authorities confirmed that the limitations relating to the Company’s ability to carryforward of certain Singapore tax losses and capital allowances for offset against future taxable profits of the Company in connection with the tender offer by STSPL were not affected subject to the fulfillment of certain continuing conditions.
     In the nine months ended September 28, 2008, approximately $7.8 million have been further reserved as liability on unrecognized tax benefits for uncertain tax positions and is accounted for as a current income tax adjustment due to an increase of the current period activity related to uncertain tax positions. In addition, the Company reclassed certain tax liabilities from deferred tax liabilities to liability for unrecognized tax benefits. As of September 28, 2008, the Company has approximately $10.9 million of such accrued interest and penalties.
     The Company is under tax examination in certain of these jurisdictions and is engaged with the South Korean National Tax Service (the “NTS”) through a Mutual Agreement Procedure (“MAP”) relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to May 2002. Refer to Note 6 for details.
Note 5:	Earnings Per Share
     Basic earnings per share (“EPS”) is computed using the weighted average number of ordinary shares outstanding. Diluted EPS is computed using the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares from the assumed exercise of share options outstanding during the period, if any, using the treasury stock method plus other potentially dilutive securities outstanding, such as convertible notes.
     The Company excluded certain potentially dilutive securities for each period presented from its diluted earnings per share computation because the exercise price of the securities exceeded the average fair value of the Company’s ordinary shares, and therefore these securities were anti-dilutive.
     A summary of the excluded potentially dilutive securities outstanding as of September 30, 2007 and September 28, 2008 follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,	September 28,	September 30,	September 28,
	2007	2008	2007	2008
Convertible notes	65,618	—	65,618	—
Share plans	15,378	15,014	15,678	14,830
     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,	September 28,	September 30,	September 28,
	2007	2008	2007	2008
Net income	$27,862	$7,882	$52,338	$47,851

Adjusted net income	$28,366	$7,882	$53,850	$47,851

	Three Months Ended		Nine Months Ended
	September 30,	September 28,	September 30,	September 28,
	2007	2008	2007	2008
Weighted average number of ordinary shares outstanding (basic)	2,043,247	2,202,163	2,028,171	2,124,512
Weighted average dilutive shares from share plans	6,047	2,144	11,867	3,082
Weighted average dilutive convertible notes	145,144	—	145,144	—

Weighted average number of ordinary and equivalent ordinary shares outstanding (diluted)	2,194,438	2,204,307	2,185,182	2,127,594

Note 6:	Contingent Liabilities
     The Company is subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. The Company accrues liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, the Company, STATS ChipPAC, Inc. (formerly known as ChipPAC Inc.) (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (the “California Litigation”). The plaintiff, Tessera Technologies, Inc. (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that the Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to the Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of the Company’s co-defendants in the California Litigation and other companies, including certain of the Company’s customers. In addition, in April 2007, Tessera instituted an action in the United States District Court for the Eastern District of Texas (the “Texas Action”) against certain of the Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by the Company that are included in the California Litigation.
     In May 2008, the ITC instituted a second investigation (the “Second ITC Investigation”). In the Second ITC Investigation, Tessera seeks an order to prevent the Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. The Company responded to the compliant in June 2008. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is November 2009.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (the “PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     The Company believes that it has a meritorious defense to these claims and intends to defend the lawsuit(s) vigorously. A court or ITC determination that the Company’s provision of certain semiconductor assembly services may infringe the intellectual property rights of others could result in significant liability and/or require the Company to make material changes to its provision of such assembly services. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), the Company cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of the Company.
     In addition, the Company is subject to various taxes in the different jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. The Company submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Company will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger of STATS and ChipPAC, the Company assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $13.9 million based on the exchange rate as of September 28, 2008) was made by the South Korean National Tax Service (the “NTS”), relating to withholding tax not collected on the interest income on the loan from ChipPAC’s Hungarian subsidiary to its South Korean subsidiary for the period from 1999 to September 2001. The Company does not believe that the prevailing tax treaty requires withholding tax on the transaction in question. ChipPAC has appealed this assessment through the NTS’s Mutual Agreement Procedure (“MAP”). In July 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request in July 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.3 million based on the exchange rate as of September 28, 2008) was made against ChipPAC in January 2004 for interest expense from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. The MAP was due to terminate on July 3, 2007 if not extended by the NTS. Prior to the termination, NTS extended the MAP on June 4, 2007. Based on South Korean tax law, the extension period should not exceed three years. In the event that the Company is not successful with its appeal, the Company estimates that the maximum amount payable by the Company, including potential interest and local surtax, as of September 28, 2008 to be 34.6 billion South Korean Won (approximately $30.1 million based on the exchange rate as of September 28, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on the business, financial condition and results of operations of the Company.
Note 7:	Condensed Consolidating Financial Information
     In November 2004, the Company issued $215.0 million of 6.75% Senior Notes due 2011. These senior notes issued by STATS ChipPAC are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the following wholly owned subsidiaries: (1) STATS ChipPAC, Inc., STATS ChipPAC (Barbados) Ltd., STATS ChipPAC (BVI) Limited, ChipPAC International Company Limited, STATS ChipPAC Malaysia Sdn. Bhd., STATS ChipPAC (Thailand) Limited, STATS ChipPAC Test Services, Inc., STATS Holdings Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company, and STATS ChipPAC Taiwan Co., Ltd. (the “Guarantor Subsidiaries”) and (2) STATS ChipPAC Korea Ltd. STATS ChipPAC Shanghai Co., Ltd., STATS ChipPAC Semiconductor Shanghai Co., Ltd. and STATS ChipPAC Taiwan Semiconductor Corporation (the “Non-Guarantor Subsidiaries”) did not provide guarantees.
     In July 2005, the Company issued $150.0 million of 7.5% Senior Notes due 2010. These senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by the Guarantor Subsidiaries. The Non-Guarantor Subsidiaries and STATS ChipPAC Korea Ltd. did not provide guarantees.
     The following is the consolidated financial information segregated between STATS ChipPAC Ltd. as the issuer of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010; STATS ChipPAC Korea Ltd. as a guarantor of the $215.0 million 6.75% Senior Notes due 2011 and non-guarantor of the $150.0 million 7.5% Senior Notes due 2010; the other Guarantor Subsidiaries and other Non-Guarantor Subsidiaries of the $215.0 million 6.75% Senior Notes due 2011 and the $150.0 million 7.5% Senior Notes due 2010.

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 30, 2007
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$91,813	$25,224	$65,945	$30,479	$—	$213,461
Short-term marketable securities	—	—	—	29,230	—	29,230
Accounts receivable, net	72,827	—	183,486	15,047	—	271,360
Short-term amounts due from affiliates	440,518	38,005	141,656	65,932	(676,819)	9,292
Other receivables	2,527	2,716	904	730	—	6,877
Inventories	19,614	38,516	11,680	13,502	—	83,312
Prepaid expenses and other current assets	5,276	2,589	11,170	3,285	—	22,320

Total current assets	632,575	107,050	414,841	158,205	(676,819)	635,852
Long-term marketable securities	15,296	—	—	—	—	15,296
Long-term amounts due from affiliates	—	—	—	6,852	—	6,852
Property, plant and equipment, net	280,371	382,420	289,828	323,871	—	1,276,490
Investment in equity investee	10,350	—	—	—	—	10,350
Investment in subsidiaries	995,948	—	111,167	—	(1,107,115)	—
Intangible assets	5,646	1,586	30,495	3,027	—	40,754
Goodwill	—	316,067	125,800	103,882	2,209	547,958
Long-term restricted cash	—	629	614	369	—	1,612
Prepaid expenses and other non-current assets	15,055	27,061	1,406	18,268	—	61,790

Total assets	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$14,024	$76,254	$28,780	$45,242	$—	$164,300
Payables related to property, plant and equipment purchases	13,422	35,486	11,350	10,486	—	70,744
Accrued operating expenses	48,028	12,091	37,554	11,843	—	109,516
Income taxes payable	—	7,682	2,718	6,850	—	17,250
Short-term borrowings	50,000	—	—	300	—	50,300
Short-term amounts due to affiliates	58,447	87,560	485,123	47,340	(676,819)	1,651
Current installments of long-term debts	21,991	6,000	154,500	7,990	—	190,481

Total current liabilities	205,912	225,073	720,025	130,051	(676,819)	604,242
Long-term debts, excluding current installments	365,000	6,600	26,800	25,453	—	423,853
Other non-current liabilities	360	95,377	19,067	10,289	—	125,093

Total liabilities	571,272	327,050	765,892	165,793	(676,819)	1,153,188

Minority interest	—	—	—	—	59,797	59,797
Total shareholders’ equity	1,383,969	507,763	208,259	448,681	(1,164,703)	1,383,969

Total liabilities and shareholders’ equity	$1,955,241	$834,813	$974,151	$614,474	$(1,781,725)	$2,596,954

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$313,445	$442,964	$849,231	$243,499	$(674,255)	$1,174,884
Cost of revenues	(241,666)	(379,811)	(762,103)	(203,573)	640,669	(946,484)

Gross profit	71,779	63,153	87,128	39,926	(33,586)	228,400

Operating expenses:
Selling, general and administrative	41,571	11,272	49,534	6,014	(25,753)	82,638
Research and development	10,257	7,911	14,569	1,294	(7,855)	26,176
Restructuring charges	990	—	—	—	—	990
Tender offer expenses	10,119	—	803	—	—	10,922
Impairment of assets held for sale	—	—	1,725	—	—	1,725

Total operating expenses	62,937	19,183	66,631	7,308	(33,608)	122,451

Operating income	8,842	43,970	20,497	32,618	22	105,949

Other income (expense), net:
Interest income	2,977	333	3,133	691	(1,524)	5,610
Interest expense	(25,719)	(2,347)	(2,567)	(960)	1,524	(30,069)
Foreign currency exchange gain (loss)	137	(620)	(260)	365	—	(378)
Equity loss from equity investee	(189)	—	—	—	—	(189)
Equity income from investment in subsidiaries	62,837	—	20,038	—	(82,875)	—
Dividend income from subsidiary	5,486	—	—	—	(5,486)	—
Other non-operating income (expense), net	(687)	(26)	56	219	—	(438)

Total other income (expense), net	44,842	(2,660)	20,400	315	(88,361)	(25,464)

Income before income taxes	53,684	41,310	40,897	32,933	(88,339)	80,485
Income tax expense	(1,346)	(11,857)	(5,391)	(5,651)	—	(24,245)

Income before minority interest	52,338	29,453	35,506	27,282	(88,339)	56,240
Minority interest	—	—	—	—	(3,902)	(3,902)

Net income	$52,338	$29,453	$35,506	$27,282	$(92,241)	$52,338

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2007
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income	$52,338	$29,453	$35,506	$27,282	$(92,241)	$52,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,599	46,975	37,539	36,970	(7)	185,076
Amortization of leasing prepayments	11	—	—	—	—	11
Debt issuance cost amortization	1,807	—	84	—	—	1,891
(Gain) loss on sale of property, plant and equipment	997	(1)	(4)	(1,080)	—	(88)
Impairment of assets held for sale	—	—	1,725	—	—	1,725
Accretion of discount on convertible notes	4,205	—	—	—	—	4,205
Foreign currency exchange gain	(16)	—	—	(272)	(15)	(303)
Share-based compensation expense	2,471	3,092	1,264	103	—	6,930
Deferred income taxes	1,346	11,824	768	(92)	—	13,846
Minority interest in income of subsidiary	—	—	—	—	3,902	3,902
Equity income from investment in subsidiaries	(62,837)	—	(20,038)	—	82,875	—
Equity loss from investment in equity investee	189	—	—	—	—	189
Others	280	(11)	59	43	—	371
Changes in operating working capital:
Accounts receivable	(11,751)	—	(8,194)	1,218	—	(18,727)
Amounts due from affiliates	34,710	(11,152)	(26,179)	(25,235)	23,387	(4,469)
Inventories	15,082	290	992	5,051	—	21,415
Other receivables, prepaid expenses and other assets	2,313	4,842	726	(516)	—	7,365
Accounts payable, accrued operating expenses and other payables	(21,239)	(5,129)	6,584	(10,617)	—	(30,401)
Amounts due to affiliates	27,291	10,222	(22,545)	9,993	(23,387)	1,574

Net cash provided by operating activities	110,796	90,405	8,287	42,848	(5,486)	246,850

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$16,113	$—	$16,113
Proceeds from maturity of marketable securities	2,614	—	—	20,091	—	22,705
Purchases of marketable securities	—	—	—	(12,671)	—	(12,671)
Cash injection in subsidiary	(36,287)	—	—	—	36,287	—
Acquisition of intangible assets	(1,489)	(359)	(2,280)	(198)	—	(4,326)
Purchases of property, plant and equipment	(29,284)	(102,669)	(18,879)	(38,039)	28,667	(160,204)
Others, net	13,167	6,352	3,173	20,954	(28,667)	14,979

Net cash (used in) provided by investing activities	(51,279)	(96,676)	(17,986)	6,250	36,287	(123,404)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$(48)	$—	$(1,073)	$—	$(1,121)
Repayment of long-term debts	—	(3,570)	—	(49,050)	—	(52,620)
Proceeds from issuance of shares	19,850	—	35,000	1,287	(36,287)	19,850
Redemption of convertible notes	(36,800)	—	—	—	—	(36,800)
Proceeds from bank borrowings	—	3,600	—	22,836	—	26,436
(Increase) decrease in restricted cash	—	—	(605)	3	—	(602)
Distribution to minority interest in subsidiary	—	—	—	(10,466)	5,486	(4,980)
Capital lease payments	—	(3,680)	—	—	—	(3,680)

Net cash (used in) provided by financing activities	(16,950)	(3,698)	34,395	(36,463)	(30,801)	(53,517)

Net increase (decrease) in cash and cash equivalents	42,567	(9,969)	24,696	12,635	—	69,929
Effect of exchange rate changes on cash and cash equivalents	—	—	—	74	—	74
Cash and cash equivalents at beginning of the period	69,057	22,503	55,785	24,112	—	171,457

Cash and cash equivalents at end of the period	$111,624	$12,534	$80,481	$36,821	$—	$241,460

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of September 28, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$99,353	$12,020	$109,189	$27,312	$—	$247,874
Short-term marketable securities	—	—	—	42,365	—	42,365
Accounts receivable, net	97,219	—	165,061	12,881	—	275,161
Short-term amounts due from affiliates	625,230	25,518	193,298	40,138	(875,187)	8,997
Other receivables	2,804	2,013	4,336	566	—	9,719
Inventories	16,854	40,556	12,804	16,675	—	86,889
Prepaid expenses and other current assets	3,279	6,090	4,404	1,872	—	15,645

Total current assets	844,739	86,198	489,095	141,805	(875,187)	686,650
Long-term marketable securities	15,332	—	—	—	—	15,332
Long-term amounts due from affiliates	—	—	—	15,747	—	15,747
Property, plant and equipment, net	241,247	396,457	302,146	324,398	—	1,264,248
Investment in equity investee	10,021	—	—	—	—	10,021
Investment in subsidiaries	1,029,077	—	100,364	—	(1,129,441)	—
Intangible assets	10,966	1,356	29,699	1,920	—	43,941
Goodwill	—	320,232	125,800	103,882	2,209	552,123
Long-term restricted cash	—	635	16	375	—	1,026
Prepaid expenses and other non-current assets	12,642	19,057	991	7,373	—	40,063

Total assets	$2,164,024	$823,935	$1,048,111	$595,500	$(2,002,419)	$2,629,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$7,044	$89,138	$37,292	$49,956	$—	$183,430
Payables related to property, plant and equipment purchases	8,815	13,998	33,769	11,279	—	67,861
Accrued operating expenses	49,746	55,057	34,512	10,859	—	150,174
Income taxes payable	—	445	3,027	1,702	—	5,174
Short-term borrowings	50,000	—	—	2,000	—	52,000
Short-term amounts due to affiliates	108,137	74,362	646,839	47,439	(875,187)	1,590
Current installments of long-term debts	—	8,100	20,000	8,737	—	36,837

Total current liabilities	223,742	241,100	775,439	131,972	(875,187)	497,066
Long-term debts, excluding current installments	365,000	—	26,800	17,872	—	409,672
Other non-current liabilities	181	55,834	17,334	13,120	—	86,469

Total liabilities	588,923	296,934	819,573	162,964	(875,187)	993,207

Minority interest	—	—	—	—	60,843	60,843
Total shareholders’ equity	1,575,101	527,001	228,538	432,536	(1,188,075)	1,575,101

Total liabilities and shareholders’ equity	$2,164,024	$823,935	$1,048,111	$595,500	$(2,002,419)	$2,629,151

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Nine Months Ended September 28, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net revenues	$326,918	$505,826	$997,142	$210,296	$(706,607)	$1,333,575
Cost of revenues	(242,263)	(446,808)	(879,168)	(199,952)	671,206	(1,096,985)

Gross profit	84,655	59,018	117,974	10,344	(35,401)	236,590

Operating expenses:
Selling, general and administrative	41,884	11,175	54,294	8,064	(26,039)	89,378
Research and development	12,031	8,295	16,978	1,442	(9,362)	29,384
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
Restructuring charges	—	—	6,030	—	—	6,030
Accelerated share-based compensation	1,027	317	117	101	—	1,562

Total operating expenses	59,882	26,117	83,672	13,175	(35,401)	147,445

Operating income	24,773	32,901	34,302	(2,831)	—	89,145

Other income (expense), net:
Interest income	1,965	134	2,673	1,120	(1,524)	4,368
Interest expense	(23,117)	(1,925)	(3,494)	(792)	1,524	(27,804)
Foreign currency exchange gain (loss)	1,386	4,577	(1,417)	335	—	4,881
Equity loss from equity investee	(403)	—	—	—	—	(403)
Equity income (loss) from investment in subsidiaries	40,194	—	(10,804)	—	(29,390)	—
Dividend income from subsidiary	4,664	—	—	—	(4,664)	—
Other non-operating income (expense), net	32	—	1,419	42	—	1,493

Total other income (expense), net	24,721	2,786	(11,623)	705	(34,054)	(17,465)

Income before income taxes	49,494	35,687	22,679	(2,126)	(34,054)	71,680
Income tax expense	(1,643)	(15,202)	(1,522)	(1,183)	—	(19,550)

Income before minority interest	47,851	20,485	21,157	(3,309)	(34,054)	52,130
Minority interest	—	—	—	—	(4,279)	(4,279)

Net income	$47,851	$20,485	$21,157	$(3,309)	$(38,333)	$47,851

STATS CHIPPAC LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Nine Months Ended September 28, 2008
In thousands of U.S. Dollars
(Unaudited)

		STATS		Non -
	STATS	ChipPAC	Guarantor	Guarantor
	ChipPAC	Korea	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash Flows From Operating Activities
Net income (loss)	$47,851	$20,485	$21,157	$(3,309)	$(38,333)	$47,851
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	60,160	61,783	53,154	40,649	—	215,746
Debt issuance cost amortization	2,260	—	47	—	—	2,307
Equipment impairment	4,940	6,330	6,253	3,568	—	21,091
Gain on sale of property, plant and equipment	(56)	—	(5)	(334)	—	(395)
Accretion of discount on convertible notes	66	—	—	—	—	66
Foreign currency exchange gain	—	—	—	(285)	—	(285)
Share-based compensation expense	1,808	922	368	214	—	3,312
Deferred income taxes	1,822	3,987	(2,279)	138	—	3,668
Minority interest in income of subsidiary	—	—	—	—	4,279	4,279
Equity (income) loss from investment in subsidiaries	(40,194)	—	10,804	—	29,390	—
Equity loss from investment in equity investee	403	—	—	—	—	403
Others	26	55	349	140	—	570
Changes in operating working capital:
Accounts receivable	(24,392)	—	18,425	2,166	—	(3,801)
Amounts due from affiliates	(48,531)	12,487	(51,642)	16,899	62,187	(8,600)
Inventories	2,760	(2,040)	(1,124)	(3,173)	—	(3,577)
Other receivables, prepaid expenses and other assets	(695)	(2,443)	(6,006)	1,589	—	(7,555)
Accounts payable, accrued operating expenses and other payables	(5,441)	6,398	6,738	3,401	—	11,096
Amounts due to affiliates	49,690	(13,198)	25,535	99	(62,187)	(61)

Net cash provided by operating activities	52,477	94,766	81,774	61,762	(4,664)	286,115

Cash Flows From Investing Activities
Proceeds from sales of marketable securities	$—	$—	$—	$29,755	$—	$29,755
Proceeds from maturity of marketable securities	—	—	3,810	16,762	—	20,572
Purchases of marketable securities	—	—	(3,810)	(59,381)	—	(63,191)
Cash injection in subsidiary	(3,031)	—	—	—	3,031	—
Acquisition of intangible assets	(5,662)	(443)	(3,720)	(281)	—	(10,106)
Purchases of property, plant and equipment	(38,276)	(113,497)	(54,761)	(54,607)	41,679	(219,462)
Proceeds on sale of assets held for sale	—	—	9,379	8,895	—	18,274
Proceeds from deregistration of subsidiary	9,654	—	—	(9,654)	—	—
Others, net	8,063	10,476	9,974	15,366	(41,679)	2,200

Net cash used in investing activities	(29,252)	(103,464)	(39,128)	(53,145)	3,031	(221,958)

Cash Flows From Financing Activities
Repayment of short-term debts	$—	$—	$—	$(2,782)	$—	$(2,782)
Repayment of long-term debts	—	(4,500)	—	(7,642)	—	(12,142)
Proceeds from issuance of shares	6,152	—	—	3,031	(3,031)	6,152
Redemption of convertible notes	(22,057)	—	—	—	—	(22,057)
Proceeds from bank borrowings	—	—	—	4,482	—	4,482
(Increase) decrease in restricted cash	—	(6)	598	(6)	—	586
Distribution to minority interest in subsidiary	—	—	—	(8,976)	4,664	(4,312)
Grant received	220	—	—	—	—	220

Net cash (used in) provided by financing activities	(15,685)	(4,506)	598	(11,893)	1,633	(29,853)

Net increase (decrease) in cash and cash equivalents	7,540	(13,204)	43,244	(3,276)	—	34,304
Effect of exchange rate changes on cash and cash equivalents	—	—	—	109	—	109
Cash and cash equivalents at beginning of the period	91,813	25,224	65,945	30,479	—	213,461

Cash and cash equivalents at end of the period	$99,353	$12,020	$109,189	$27,312	$—	$247,874

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion of our business, financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ from those anticipated in these forward looking statements as a result of certain factors, such as those set forth in our annual report on Form 20-F filed with the SEC on March 7, 2008. Since the beginning of fiscal 2005, we have employed quarterly and fiscal year reporting periods. Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2008 ended on September 28, 2008, while our third quarter of 2007 and fiscal year 2007 ended on September 30, 2007 and December 30, 2007, respectively. References to “$” are to the lawful currency of the United States of America. The noon buying rate in The City of New York on September 28, 2008 was 1,160.10 South Korean Won per $1.00 for cable transfers in South Korean Won and was 32.12 New Taiwan Dollar per $1.00 for cable transfers in New Taiwan Dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, unless otherwise indicated, certain South Korean Won and New Taiwan Dollar amounts have been translated into U.S. Dollar amounts based on these exchange rates.
Overview
     We are a leading service provider of semiconductor packaging design, bump, probe, assembly, test and distribution solutions. We have the scale to provide a comprehensive range of semiconductor packaging and test solutions to a diversified global customer base servicing the computing, communications, consumer, automotive and industrial markets. Our services include:
•	Packaging services: providing leaded, power, array, memory card and wafer level chip-scale packages (“CSPs”) to customers with a broad range of packaging solutions and full backend turnkey services for a wide variety of electronics applications. We also provide redistribution layers, integrated passive devices and wafer bumping services for flip-chip and wafer level CSPs. As part of customer support on packaging services, we also offer package design; electrical, mechanical and thermal simulation; measurement and design of lead-frames and laminate substrates;

•	Test services: including wafer probe and final testing on a diverse selection of test platforms covering the major test platforms in the industry. We have expertise in testing a broad variety of semiconductors, especially mixed-signal, radio frequency, analog and high-performance digital devices. We also offer test-related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack, and tape and reel; and

•	Pre-production and post-production services: such as package development, test software and related hardware development, warehousing and drop shipment services.
     We have a leadership position in providing advanced packages, such as stacked die, System-in-Package and flip-chip, as well as Ball Grid Array (“BGA”) packages and wafer level CSPs. We are a leader in high volume assembly, test and distribution of discrete and analog power packages.
     We are also a leader in testing mixed-signal semiconductors or semiconductors combining the use of analog and digital circuits in a chip. Mixed-signal semiconductors are used extensively in fast-growing communications and consumer applications. We have strong expertise in testing a wide range of high-performance digital devices.
     We have been successful in attracting new customers with our packaging and test capabilities and then expanding our relationship with such customers to provide full turnkey solutions tailored to their individual needs.
     We are headquartered in Singapore and our manufacturing facilities are strategically located in South Korea, Singapore, China, Malaysia, Taiwan (which includes our 52%-owned subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation) and Thailand. We also have test pre-production facilities in the United States. We market our services through our direct sales force in the United States, South Korea, Japan, China, Singapore, Malaysia, Taiwan, the United Kingdom and the Netherlands. With an established presence in the countries where strategic semiconductor markets are located, we are in close proximity to the major hubs of wafer fabrication which allows us to provide customers with fully-integrated, multi-site, end-to-end packaging and test services.

Global Market Conditions
     The United States and other countries have been experiencing deteriorating economic conditions, including unprecedented financial market disruption. If these trends in global economic conditions continues or deteriorates further, it may result in decreases in demand for our services. The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not adversely impact our results of operations, cash flow, financial position and or/prospects.
     Furthermore, restrictions on credit globally and foreign currency exchange rate fluctuations in countries in which we have operations may impact economic activity and our results. Credit risk associated with our customers and our investment portfolio may also be adversely impacted. Financial market disruption may also result in increased interest expense or inability to obtain short-term financing for our operations.
Proposed Capital Reduction Exercise
     In January 2008, we announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to its shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction. We obtained approval of the proposed capital reduction from the Singapore High Court on June 26, 2008. Under Section 78I of the Companies Act of Singapore, lodgment of the Order of Court confirming the capital reduction, together with other documents prescribed under the Companies Act of Singapore must be made within 90 days beginning with the date of the Order of Court, unless extended by the Accounting & Corporate Regulatory Authority of Singapore (“ACRA”). We obtained the approval of ACRA on September 10, 2008 to extend the prescribed period under Section 78I of the Companies Act of Singapore within which to make such lodgment of the Order of Court and other prescribed documents to January 22, 2009. The proposed capital reduction is subject to (1) all relevant approvals and consents being obtained and (2) the board of directors determining, following the satisfaction of the preceding condition and the financing condition described below, that it is in our best interest, to effect the proposed cash distribution.
     The proposed capital reduction is also subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us.
Related Financing Transactions
     In connection with the proposed capital reduction, we intend to pursue a debt financing plan, which is expected to consist of a private placement of senior notes and senior secured credit facilities comprising a term loan and a revolving credit facility. In furtherance of the proposed capital reduction, we commenced a cash tender offer and consent solicitation in respect of our $150.0 million of 7.5% Senior Notes due 2010 and our $215.0 million of 6.75% Senior Notes due 2011 on June 20, 2008. The tender offer and consent solicitation was conditional upon, among other things, we being able to obtain adequate debt financing to fund the proposed cash distribution described above and the tender offer and consent solicitation on the terms and conditions acceptable to us. The tender offer and consent solicitation was terminated on August 9, 2008 because the financing condition was not satisfied.
Temasek’s Subsidiary, Singapore Technologies Semiconductors Pte Ltd’s, Tender Offer
     In March 2007, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a wholly-owned subsidiary of Temasek Holdings (Private) Limited (“Temasek”), launched a voluntary conditional cash tender offer for our ordinary shares and American Depositary Shares (“ADSs”) that STSPL did not already own. The tender offer also included an offer by STSPL for our then outstanding $115.0 million aggregate principal amount of zero coupon Convertible Notes due 2008 and $150.0 million aggregate principal amount of 2.50% Convertible Subordinated Notes due 2008. Concurrently with the tender offer, STSPL made an options proposal to all holders of options granted under STATS ChipPAC share option plans.
     In May 2007, the tender offer closed with STSPL and its concert parties holding 83.1% of our outstanding ordinary shares (including ordinary shares represented by ADSs, but excluding the ordinary shares issuable upon the conversion of the $134.5 million aggregate principal amount of the 2.5% Convertible Subordinated Notes due 2008 acquired by STSPL) and $134.5 million aggregate principal amount of the 2.5%

Convertible Subordinated Notes due 2008. The balance $15.5 million outstanding principal amount of our 2.5% Convertible Subordinated Notes due 2008 was converted into ADSs in May 2007.
     As of June 29, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned 1,845.7 million ordinary shares, representing 83.8% of the Company’s ordinary shares, following STSPL’s conversion of its entire $134.5 million of the Company’s 2.5% Convertible Subordinated Notes due 2008 into 145.1 million ordinary shares on May 22, 2008.
     In the nine months ended September 30, 2007, we recorded tender offer expenses of $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer. No tender offer expenses were incurred during the nine months ended September 28, 2008.
Results of Operations
Three and nine months ended September 28, 2008 compared to three and nine months ended September 30, 2007
Net Revenues
     We derive revenues primarily from packaging and testing of laminate and leaded packages. Net revenues were $472.2 million and $1,333.6 million in the three and nine months ended September 28, 2008, respectively, an increase of 14.0% and 13.5% compared to $414.2 million and $1,174.9 million in the three and nine months ended September 30, 2007, respectively. The increase in net revenues in the three and nine months ended September 28, 2008 was primarily due to increased packaging revenue from higher unit volume and contribution from our factory in Pathumthani, Thailand, which we acquired in October 2007.
     Our packaging revenues in the three and nine months ended September 28, 2008 increased 15.8% and 13.4% to $359.5 million and $999.5 million, respectively, compared to the same periods in 2007. Unit volumes of our total packaging in the three and nine months ended September 28, 2008 were 24.8% and 22.7% higher compared to the same periods in 2007 and resulted in an increase of $71.2 million and $184.8 million in packaging revenues, respectively. Due to unfavorable changes in product mix, which partially offset our increase in revenue from higher volume by $22.5 million and $67.2 million, average selling prices per pin for packaging services in the three and nine months ended September 28, 2008 decreased 7.3% and 7.7%, respectively, compared to the same periods in 2007. Revenues from test and other services in the three and nine months ended September 28, 2008 increased 8.7% and 13.9% to $112.7 million and $334.1 million, respectively, compared to the three and nine months ended September 30, 2007.
     In the three and nine months ended September 28, 2008, revenue contribution from the communications market decreased 0.7% and increased 1.0% over the same periods in 2007, respectively, and represented 51.7% and 52.7% of our revenues in the three and nine months ended September 28, 2008, compared to 52.4% and 51.7% of our revenues in the same periods in 2007, respectively. Revenue contribution from consumer, multi-applications and other markets in the three and nine months ended September 28, 2008 decreased 0.5% and 1.1% compared to the same periods in 2007 and represented 32.5% and 32.0% of our revenues in the three and nine months ended September 28, 2008, respectively. Revenue contribution from the personal computer market in the three and nine months ended September 28, 2008 increased 1.2% and 0.1% over the same period in 2007, respectively, and represented 15.8% and 15.3% of our revenues in the three and nine months ended September 28, 2008. We expect to continue to depend on the communications, consumer and multi-applications, and personal computer markets for substantially all of our net revenues.
Gross Profit
     Gross profit in the three and nine months ended September 28, 2008 was $87.4 million and $236.6 million, respectively, an increase of $3.5 million and $8.2 million compared to $83.9 million and $228.4 million in the same periods in 2007, respectively. Gross profit as a percentage of revenues was 18.5% and 17.7% in the three and nine months ended September 28, 2008, respectively, compared to 20.3% and 19.4% in the same periods in 2007, respectively. Gross profit in the three and nine months ended September 28, 2008 included $0.1 million and $0.8 million of share-based compensation expense under SFAS 123(R), respectively, a decrease of $1.0 million and $2.9 million compared to the three and nine months ended September 30, 2007, respectively, which reduced gross margin by 0.02% and 0.1% in the three and nine months ended September 28, 2008, respectively. In the three and nine months ended September 28, 2008, gross margin decreased primarily due to lower equipment utilization and higher material cost. Overall equipment utilization was approximately 70% in the three months ended September 28, 2008 compared to approximately 78% in the same period in 2007. Our cost of revenues consist principally of fixed costs such as depreciation and leasing expenses and variable costs such as direct and indirect labor, materials and overhead expenses. We continue to experience higher cost as a result of external global economic factors, such as higher substrate, gold and oil prices which affected our cost of materials, and the adverse effect of the strengthening of the Singapore Dollar, Chinese Renminbi and Malaysian Ringgit against the U.S. Dollar when compared to the same periods in 2007.

Selling, General and Administrative
     Selling, general and administrative expenses were $29.3 million and $89.4 million in the three and nine months ended September 28, 2008, an increase of 10.1% and 8.2% compared to $26.6 million and $82.6 million in the three and nine months ended September 30, 2007, respectively. As a percentage of revenues, selling, general and administrative expenses were 6.2% and 6.7% in the three and nine months ended September 28, 2008 compared to 6.4% and 7.0% in the same periods in 2007, respectively. The increase in selling, general and administrative expenses in the three and nine months ended September 28, 2008 was primarily due to our acquisition of our factory in Pathumthani, Thailand and the Asian currencies appreciation against the U.S. Dollar, partially offset by lower share-based compensation expense. In the three and nine months ended September 28, 2008, share-based compensation expense under SFAS 123(R) was $0.1 million and $0.8 million, respectively, compared to $0.7 million and $2.5 million in the same periods in 2007, respectively.
Research and Development
     Research and development expenses were $10.1 million and $29.4 million in the three and nine months ended September 28, 2008, respectively, an increase of $1.1 million and $3.2 million, compared to $9.0 million and $26.2 million in the same periods in 2007, respectively. Research and development expenses increased primarily due to the establishment of a facility for the research and development of advanced wafer integration technology in May 2007. As a percentage of revenues, research and development expenses were 2.1% and 2.2% in the three and nine months ended September 28, 2008, respectively, compared to 2.2% in each of the three and nine months ended September 30, 2007.
Equipment Impairment
     In the three months and nine months ended September 28, 2008, we recorded an impairment charge of $21.1 million as a result of our ongoing assessment of property, plant and equipment for impairment. The $21.1 million equipment impairment was taken because continued softness in demand in the end-markets to which certain of our equipment was dedicated had reduced the anticipated future usage of such equipment.
Restructuring Expenses
     In the three and nine months ended September 28, 2008 we reduced our workforce by 260 and 335 employees, respectively, following the implementation of restructuring plans to realign our organization’s structure and efficiency. Severance and related charges of $5.1 million and $6.0 million were expensed in the three and nine months ended March 30, 2008 and September 28, 2008, respectively.
     In the nine months ended September 30, 2007, we reduced our workforce by 143 employees, following the implementation of restructuring plans to realign our organization’s structure and efficiency. Severance and related charges of $1.0 million were expensed in the nine months ended September 30, 2007.
Accelerated Share-Based Compensation
     The STATS ChipPAC Ltd. Performance Share Plan compensation expense was terminated in the three months ended June 29, 2008. As a result, we recorded $1.6 million of accelerated share-based compensation expense in the nine months ended September 28, 2008. No accelerated share-based compensation expense was incurred in the three and nine months ended September 30, 2007.
Tender Offer Expenses
     In the nine months ended September 30, 2007, we incurred $10.9 million, consisting of investment banking, legal, accounting, insurance, printing and other costs associated with the tender offer from STSPL, a wholly-owned subsidiary of Temasek. No tender offer expenses were incurred in the three and nine months ended September 28, 2008.
Impairment of Assets Held for Sale
     In the three months ended July 1, 2007, we recorded a $1.7 million held for sale asset impairment loss on the sale of our packaging and test assets related to our discrete power business. No impairment of assets held for sale was incurred in the three and nine months ended September 28, 2008.
Net Interest Income (Expense)
     Net interest expense was $6.8 million and $23.4 million in the three and nine months ended September 28, 2008, respectively, compared to $7.7 million and $24.5 million in the same periods in 2007, respectively. Interest income was $1.6 million and $4.4 million in the three and nine months ended September 28, 2008, respectively, compared to $2.1 million and $5.6 million in the same periods in 2007, respectively. The decrease in interest income in the three and nine months ended September 28, 2008 was primarily due to lower interest rates, partially offset by higher cash balances in the three and nine months ended September 28, 2008 compared to the same periods in 2007, respectively.

     Interest expense was $8.3 million and $27.8 million in the three and nine months ended September 28, 2008, respectively, compared to $9.8 million and $30.1 million in the same periods in 2007, respectively. The decrease in interest expense was primarily due to our redemption of $115.0 million aggregate principal amount of our zero coupon Convertibles Notes due 2008 from November 2007 through June 2008 and the conversion of $134.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008 into ordinary shares by Temasek, through its wholly-owned subsidiary, STSPL. The decrease was partially offset by increases in our short-term debts in Singapore and long-term debts in Thailand in the three and nine months ended September 28, 2008, compared to the same periods in 2007. Total outstanding interest-bearing debt was $498.5 million and $683.3 million as of September 28, 2008 and September 30, 2007, respectively.
Foreign Currency Exchange Gain (Loss)
     Net foreign currency exchange gain (loss) was ($0.4) million and $4.9 million in the three months and nine months ended September 28, 2008, compared to net foreign exchange losses of $0.1 million and $0.4 million in the same periods in 2007, respectively. These non-cash gains and losses were due primarily to the fluctuations during the three and nine months ended September 28, 2008 compared to the same periods in 2007 between the exchange rate of the U.S. Dollar and the Singapore Dollar, the South Korean Won, the Chinese Renminbi and in the case of the three and nine months ended September 28, 2008, the Thai Baht.
Other Non-Operating Income (Expense), Net
     Net other non-operating income was $0.2 million and $1.5 million in the three and nine months ended September 28, 2008 compared to net other non-operating expense of $0.3 million and $0.4 million in the same periods in 2007, respectively.
Income Tax Expense
     Quarterly income tax expense was calculated using an estimate of the effective tax rate for the year. Our consolidated income tax expense was $4.9 million and $19.6 million in the three and nine months ended September 28, 2008, respectively, compared to $10.8 million and $24.2 million in the same periods in 2007, respectively. The $4.9 million and $19.6 million tax expense included adjustments to the effective tax rate related to $0.6 million and $7.8 million of liability for unrecognized tax benefits for the three and nine months ended September 28, 2008, respectively, and $1.8 million increase in valuation allowance for the three and nine months ended September 28, 2008.
Liquidity and Capital Resources
     Our principal source of liquidity consists of cash flows from operating activities, bank facilities, debt financing, and our existing cash, cash equivalents and marketable securities. As of September 28, 2008, we had cash, cash equivalents and marketable securities of $305.6 million. We also have available lines of credit and banking facilities consisting of loans, overdrafts, letters of credit and bank guarantees, including those available to our consolidated subsidiaries, which amounted to an aggregate of $283.7 million, of which $103.2 million was utilized as of September 28, 2008. Our liquidity needs arise primarily from servicing our outstanding debts, working capital needs and the funding of capital expenditures and investments. Our capital expenditures are largely driven by the demand for our services, primarily to increase our packaging and testing capacity, to replace packaging and testing equipment from time to time, and to expand our facilities. We have reduced our expected capital expenditures in 2008 from approximately $300 million to approximately $250 million to $260 million, depending on market conditions, as our capital spending continues to be targeted at demand we see from our customers. We spent $97.3 million and $216.6 million on capital expenditures in the three and nine months ended September 28, 2008 compared to $88.8 million and $201.0 million in the same periods in 2007, respectively.
     On October 2, 2007, we consummated the previously announced definitive agreement with LSI Corporation (“LSI”) to acquire LSI’s assembly and test operation in Thailand for an aggregate purchase price of approximately $100.0 million, payable over four years commencing October 2, 2008. We financed $50.0 million of the purchase price with our working capital, including our current cash and cash equivalents, and issued promissory note bearing interest of 6.0% per annum for the remainder $46.8 million purchase price, after contractual netting of $3.2 million of receivables from LSI. The first annual installment of $20.0 million was paid to LSI on October 2, 2008.
     On November 7, 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon Convertible Notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing the zero coupon Convertible Notes due 2008. We paid a total amount of $114.1 million (including interest accrued up to November 7, 2007) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     In the nine months ended September 28, 2008, we repurchased the outstanding $18.6 million aggregate principal of our zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on convertible notes). We financed the repurchase of the $18.6 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of the outstanding $134.5 million principal amount of our 2.5% Convertible Subordinated Notes due 2008 into 145.1 million of our ordinary shares.
     In January 2008, we announced its intention to effect a proposed capital reduction to return surplus share capital in an amount of up to $813.0 million to its shareholders. At an extraordinary general meeting held on March 17, 2008, the shareholders approved the proposed capital reduction. We obtained approval of the proposed capital reduction from the Singapore High Court on June 26, 2008. Under Section 78I of the Companies Act of Singapore, lodgment of the Order of Court confirming the capital reduction, together with other documents prescribed under the Companies Act of Singapore must be made within 90 days beginning with the date of the Order of Court, unless extended by the ACRA. We obtained the approval of ACRA on September 10, 2008 to extend the prescribed period under Section 78I of the Companies Act of Singapore within which to make such lodgment of the Order of Court and other prescribed documents to January 22, 2009. The proposed capital reduction is subject to (1) all relevant approvals and consents being obtained and (2) the board of directors determining, following the satisfaction of the preceding condition and the financing condition described below, that it is in our best interest, to effect the proposed cash distribution.
     The proposed capital reduction is also subject to and conditional upon us being able to obtain adequate debt financing to fund the cash distribution pursuant to the capital reduction and the repayment of certain of its outstanding debt (including the redemption or repurchase of the Company’s 7.5% Senior Notes due 2010 and 6.75% Senior Notes due 2011 that would otherwise restrict our ability to make the cash distribution and to finance the cash distribution) on terms and conditions acceptable us. The amount of the cash distribution would accordingly be determined based on the proceeds of such debt financing made available to us.
     At the annual general meeting in April 2008, our shareholders approved the repurchase of up to approximately 51 million ordinary shares (2.5% of the issued ordinary shares in the capital of the Company as of the date of the annual general meeting). The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or required to be held or the date which the approval is revoked or varied. As of September 28, 2008, we have not repurchased any shares. We may use our available funds, draw down on our available lines of credit or seek additional financing or a combination of these to finance any repurchase of our ordinary shares.
     We believe that our cash on hand, existing credit facilities and anticipated cash flows from operations will be sufficient to meet our currently anticipated capital expenditure requirements, investment requirements, share repurchases, as well as debt service repayment obligations through to September 2009. However, under the current extreme market conditions as discussed above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient.
     If the current market conditions persist or further deteriorate, there can be no assurance that demand for our services will not be adversely affected, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions generally or the semiconductor industry or otherwise, or our capital requirements exceed our expectations as a result of higher than anticipated growth in the semiconductor industry, acquisition or investment opportunities, or the expansion of our business or otherwise, we may have to seek additional financing. In such events, there can be no assurance that additional financing will be available or, if available, that such financings can be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders or detrimental to our creditors.
Total Borrowings
     As of September 28, 2008, our total debt outstanding consisted of $498.5 million of borrowings, which included $150.0 million of our 7.5% Senior Notes due 2010, $215.0 million of our 6.75% Senior Notes due 2011, and other long-term and short-term borrowings.
     In March 2007, we redeemed the remaining outstanding $31.5 million aggregate principal amount of our 1.75% Convertible Notes due 2007 (including interest) for an aggregate consideration of $36.8 million. The repurchase was financed with our cash and cash equivalents.
     In May 2007, we issued 16.7 million ordinary shares upon conversion of $15.5 million aggregate principal amount of our 2.5% Convertible Subordinated Notes due 2008.

     In October 2007, we consummated the previously announced definitive agreement with LSI pursuant to which STATS ChipPAC (Thailand) Limited acquired LSI’s assembly and test operations in Thailand for an aggregate purchase price of approximately $100.0 million. We funded the initial payment of $50.0 million of the aggregate purchase consideration with our cash and cash equivalents. STATS ChipPAC (Thailand) Limited issued a promissory note bearing interest of 6.0% per annum, payable annually, for the remainder of the purchase price. The amount payable to LSI under the promissory note after contractual netting of certain receivables from LSI of $3.2 million amounted to $46.8 million as of September 28, 2008. The promissory note is payable in annual installments of $20.0 million, $10.0 million, $10.0 million and $6.8 million over four years commencing October 2, 2008. The first annual installment of $20.0 million was paid on October 2, 2008.
     In November 2007, we redeemed $96.4 million aggregate principal amount of our zero coupon Convertible Notes due 2008 pursuant to demands for redemption from note holders in accordance with the indenture governing these convertible notes. We paid a total amount of $114.1 million (excluding interest) in respect of the convertible notes redemption. We financed the redemption with cash and short-term borrowings.
     In the nine months ended September 28, 2008, we repurchased the outstanding $18.6 million aggregate principal of our zero coupon Convertible Notes due 2008 for $22.1 million (including accretion of discount on the convertible notes and interest). We financed the repurchase of the $18.6 million aggregate principal amount of these convertible notes with our cash and cash equivalents.
     In May 2008, Temasek, through its wholly-owned subsidiary, STSPL, converted its holding of all of our outstanding $134.5 million principal amount of 2.5% Convertible Subordinated Notes due 2008.
     STATS ChipPAC Korea Ltd. has a line of credit with Hana Bank in South Korea with a credit limit that was increased to $20.0 million from $10.0 million on July 28, 2008. This line of credit bears interest at a rate of 4.7% per annum. As of September 28, 2008, STATS ChipPAC Korea Ltd. had not used this line of credit and there was no outstanding balance on this facility. This line of credit is subject to an annual review by the lenders for the continued use of the facility. STATS ChipPAC Korea Ltd also has a line of credit with the National Agricultural Cooperation Federation Bank in South Korea with a credit limit of $5.0 million. This line of credit was closed on August 18, 2008 with no outstanding borrowings.
     STATS ChipPAC Korea Ltd. has a U.S Dollar term loan facility of $25.0 million from Hana Bank. During 2006, we borrowed $12.0 million under this facility to finance our purchase of a building and land in South Korea. In 2007, we borrowed an additional $3.6 million under this facility. As of September 28, 2008, the interest rate for our $12.0 million loan was 4.3% per annum and the interest rate for our $3.6 million loan was 4.2% per annum. Interest is payable on a monthly basis. The principal on the $12.0 million loan is repayable over eight equal quarterly installments from September 2007 to June 2009. The principal on the $3.6 million loan is repayable at maturity in June 2009. As of September 28, 2008, $0.6 million was held as a restricted deposit with the bank. These loans are secured by a pledge of land and a building with a combined net book value of $26.6 million as of September 28, 2008. As of September 28, 2008, $8.1 million of the loans was outstanding.
     STATS ChipPAC Taiwan Semiconductor Corporation has a NT$3.6 billion floating rate New Taiwan dollar term loan facility (approximately $112.6 million as of September 28, 2008) with a syndicate of lenders, with Taishin Bank as the sponsor bank. The loan drawdowns must be made within 24 months from the date of first drawdown, which took place in February 2007. As of September 28, 2008, STATS ChipPAC Taiwan Semiconductor Corporation has drawn down NT$0.7 billion (approximately $21.9 million as of September 28, 2008) under the term loan facility. As of September 28, 2008, the interest rate on the loan was 3.6% per annum. The principal and interest on the loan is payable in nine quarterly installments commencing 24 months from first draw down date with the first eight quarterly installments each repaying 11% of the principal and the last quarterly installment repaying 12% of the principal. As of September 28, 2008, the outstanding balance on this facility was $21.9 million.
     Additionally, STATS ChipPAC Taiwan Semiconductor Corporation has NT$1.2 billion (approximately $36.0 million as of September 28, 2008) of bank and credit facilities from various other banks and financial institutions, of which $6.7 million borrowings was outstanding as of September 28, 2008. These credit facilities have varying interest rates ranging from 2.5% to 6.5% per annum and maturities ranging from 2008 through 2012.
     We have a $50.0 million line of credit with Bank of America. As of September 28, 2008, $50.0 million was borrowed under the facility over two loan tranches of $25.0 million each. The principals and interest of the two loan tranches of $25.0 million are payable at maturity in October 2008. These two loan tranches of $25.0 million bear interest rate of 3.34% per annum and 3.51% per annum, respectively. We have the option to roll-forward the principal at maturity for a period of 1, 2, 3, or 6 months. In October 2008, we rolled forward the principal payable at maturity for a period of 2 months.

     We established a syndicated three-year revolving line of credit of $125.0 million in 2006. This line of credit was arranged by Oversea-Chinese Banking Corporation Limited and includes a total of six lenders. The facility is irrevocable by the bank syndicate for the three-year period unless we are in breach our covenants, including minimum tangible assets, interest coverage ratios and debt ratios, or an event of default occurs, such as a failure to pay any amount due under the line of credit. We cancelled the revolving line of credit on January 31, 2008.
     At September 28, 2008, we had other undrawn banking and credit facilities consisting of loans, overdrafts, letters of credit and bank guarantees of $29.6 million with financial institutions.
Special Tax Status
     In February 2008, the Singapore Economic Development Board (“EDB”) offered us a new five-year tax incentive for our Singapore operations commencing July 1, 2007 whereby certain qualifying income will be subject to a concessionary tax rate of 5% instead of the Singapore statutory rate of 18%, subject to the fulfillment of certain continuing conditions.
Off-Balance Sheet Arrangements
     We provided a tax guarantee to the South Korean tax authorities as discussed below. We have no significant investment in any unconsolidated entities. Our off-balance sheet commitments are limited to operating leases, royalty/license agreements and purchase obligations. Our total off-balance sheet obligations were approximately $221.7 million as of September 28, 2008.
Contractual Obligations
     Our total commitments on our loans, operating leases, other obligations and agreements as of September 28, 2008, were as follows (in thousands):

	Payments Due
	Within			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
On balance sheet commitments:
6.75% Senior Notes due 2011 (1) (2)	$—	$—	$215,000	$—	$215,000
7.5% Senior Notes due 2010 (1) (2)	—	150,000	—	—	150,000
Long-term loans (2)	36,837	36,806	7,866	—	81,509
Short-term loans (2)	52,000	—	—	—	52,000
Retirement benefits (3)	190	600	975	6,996	8,761
Other non-current liabilities (3)	—	—	—	—	—

Total on balance sheet commitments	$89,027	$187,406	$223,841	$6,996	$507,270

Off balance sheet commitments:
Operating leases	$12,029	$18,718	$17,517	$30,160	$78,536
Royalty/ licensing agreements	9,484	18,992	19,024	—	47,500
Purchase obligations:
— Capital commitments	48,611	—	—	—	48,611
— Inventory purchase commitments	47,042	—	—	—	47,042

Total off balance sheet commitments	$117,278	$37,710	$36,541	$30,160	$221,689

Total commitments	$206,305	$225,116	$260,382	$37,156	$728,959

Notes:

(1)	On June 20, 2008, the Company announced a cash tender offer and consent solicitation in respect of any and all of its 6.75% Senior Notes due 2011 and 7.5% Senior Notes due 2010, which was conditional on, among other things, the Company obtaining adequate debt financing to fund the proposed cash distribution described above and the tender offer and consent solicitation on terms and conditions acceptable to it. As of June 29, 2008, these senior notes that were expected to be refinanced were classified as non-current liabilities. The Company terminated the tender offer and consent solicitation on August 9, 2008.

(2)	The 6.75% Senior Notes due 2011 and 7.5% Senior Notes due 2010, short-term and long-term loans agreements contain provisions for the payment of interest either on maturity or on a monthly, quarterly, semi-annual or annual basis at a stated rate of interest over the term of the debt. These payment obligations are not reflected in the table above. The interest payments due within one year, 1-3 years and 3-5 years amount to $29.6 million, $43.4 million and $7.7 million, respectively.

(3)	Our other non-current liabilities as of September 28, 2008 were $86.5 million, including $8.6 million related to non-current retirement benefits for our employees in Malaysia and Thailand. Also included in the other non-current liabilities is $22.9 million related to severance benefits for our employees in South Korea which were not included in the table due to lack of contractual certainty as to the timing of payments. Further included in the other non-current liabilities as of September 28, 2008 was $6.8 million of liability for uncertain tax positions under FIN 48. We are unable to reasonably estimate the timing of the amount, therefore, the liability is excluded from the table.
Contingencies
     We are subject to claims and litigations, which arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of others as well as other claims of liability. We accrue liability associated with these claims and litigations when they are probable and reasonably estimable.
     In February 2006, our Company, STATS ChipPAC, Inc. (formerly known as ChipPAC, Inc) (“ChipPAC”) and STATS ChipPAC (BVI) Limited were named as defendants in a patent infringement lawsuit filed in United States Federal Court for the Northern District of California (“the California Litigation”). The plaintiff, Tessera Technologies, Inc (“Tessera”), has asserted that semiconductor chip packaging, specifically devices having Ball Grid Array (“BGA”) and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.
     In May 2007, at Tessera’s request, the United States International Trade Commission (the “ITC”) instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the United States District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted a second investigation (the “Second ITC Investigation”). In the Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. We responded to the complaint in June 2008. The target date currently set by the ITC for the conclusion of the Second ITC Investigation is November 2009.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The U.S. Patent and Trademark Office (the “PTO”) has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our provision of certain semiconductor assembly services may infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our provision of such assembly services. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.

     In addition, we are subject to various taxes in the different jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We will regularly assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes.
     In connection with the merger with ChipPAC, we assumed certain contingent liabilities. In 2002, an assessment of approximately 16.0 billion South Korean Won (approximately $13.9 million based on the exchange rate as of September 28, 2008) was made by the South Korean National Tax Service (“NTS”) relating to withholding tax not collected on the interest income on the loan between ChipPAC’s subsidiaries in South Korea and Hungary for the period from 1999 to September 2001. We do not believe that the prevailing tax treaty requires withholding on the transactions in question. ChipPAC has appealed the assessment through the NTS’s Mutual Agreement Procedure (“MAP”). On July 18, 2002, the Icheon tax office of the NTS approved a suspension of the proposed assessment until resolution of the disputed assessment. The NTS required a corporate guarantee amounting to the tax assessment in exchange for the suspension. ChipPAC complied with the guarantee request on July 10, 2002. A further assessment of 2.7 billion South Korean Won (approximately $2.3 million based on the exchange rate as of September 28, 2008) was made on January 9, 2004 for the interest from October 2001 to May 2002. ChipPAC engaged in a MAP and obtained suspension of the additional proposed assessment by providing a corporate guarantee in the amount of the additional assessment. In June 2007, the NTS extended the MAP. Based on South Korean tax law, the extension period should not exceed 3 years. In the event that we are not successful with the appeal, the maximum amount payable including potential interest and local surtax as of June 29, 2008 is estimated to be 34.6 billion South Korean Won (approximately $30.1 million based on the exchange rate as of September 28, 2008). The final outcome of the resolution of this matter could result in significant liability and could have a material adverse effect on our business, financial condition and results of operations.
Cash Flows From Operating Activities
     In the nine months ended September 28, 2008, cash provided by operations was $286.1 million compared to $246.9 million in the nine months ended September 30, 2007. Cash provided by operations is calculated by adjusting our net income by non-cash related items such as depreciation and amortization, amortization of leasing prepayments, amortization of debt issuance cost, equipment impairment charges, loss or gain from sale of assets, impairment of assets, accretion of discount on certain of our outstanding convertible notes, deferred income taxes, foreign currency exchange loss or gain, share-based compensation expense, minority interest, share of equity income and by changes in assets and liabilities. In the nine months ended September 28, 2008, non-cash related items included $218.1 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $21.1 million equipment impairment charges, $0.4 million gain from the sale of equipment, $0.1 million from the accretion of discount on certain of our convertible notes, $0.3 million from foreign currency exchange gains, $3.3 million related to share-based compensation expense, $3.7 million from deferred taxes, $4.3 million from the minority interest in income of one of our subsidiaries and $0.4 million equity loss from equity investment. In the nine months ended September 30, 2007, non-cash related items included $187.0 million related to depreciation and amortization (including amortization of capitalized debt issuance costs and leasing prepayments), $0.1 million gain from the sale of equipment, $1.7 million from impairment of assets held for sale, $4.2 million from the accretion of discount on certain of our convertible notes, $0.3 million from foreign currency exchange gains, $6.9 million related to share-based compensation expense, $13.8 million from the deferred taxes, $3.9 million from the minority interest in income of one of our subsidiaries and $0.2 million equity loss from equity investment.
     Working capital uses of cash included decreases in amount due to affiliates and increases in accounts receivables, amount due from affiliates, inventories, and other receivables, prepaid expenses and other assets. Working capital source of cash included increases in accounts payables, accrued operating expense and other payables. Inventories as of September 28, 2008 were higher as compared to December 30, 2007 levels. Accounts receivables were higher compared to December 30, 2007 mainly due to slower collections. Additionally, accounts payables, accrued operating expenses and other payables increased as compared to December 30, 2007 primarily due to timing of quarterly purchases.
Cash Flows From Investing Activities
     In the nine months ended September 28, 2008, cash used in investing activities was $222.0 million compared to $123.4 million in the nine months ended September 30, 2007. The primary usage of cash in investing activities was related to the acquisition of property and equipment, net of changes in payables related to property, plant and equipment purchases, of $219.5 million in the nine months ended September 28, 2008 compared to $160.2 million during the same period in 2007. We increased our capital expenditure in the nine months ended September 28, 2008 compared to the same period in 2007 primarily to meet the demand from our customers and support growth strategy such as the new wafer bump line investment in the three months ended

September 28, 2008. In the nine months ended September 28, 2008, we received $18.3 million from the proceeds from sale of assets held for sale. In the nine months ended September 28, 2008 and September 30, 2007, we invested $10.1 million and $4.3 million, respectively, in the acquisition of software, licenses and other intangible assets. In the nine months ended September 28, 2008 and September 30, 2007, we purchased marketable securities of $63.2 million and $12.7 million, respectively. In the nine months ended September 28, 2008 and September 30, 2007, we received proceeds from the sale and maturity of our marketable securities of $50.3 million and $38.8 million, respectively.
Cash Flows From Financing Activities
     In the nine months ended September 28, 2008, cash used in financing activities was $29.9 million compared to $53.5 million in the nine months ended September 30, 2007. In the nine months ended September 28, 2008, $4.5 million borrowings were made and $14.9 million of our borrowings and debts was repaid compared to $26.4 million and $53.7 million for the same period in 2007, respectively. In the nine months ended September 28, 2008, we repurchased $18.6 million aggregate principal amount of our $115.0 million zero coupon Convertible Notes due 2008 (including accretion of discount on Convertible Notes and interest) at an aggregate consideration of $22.1 million. In the nine months ended September 30, 2007, we redeemed the remaining $31.5 million aggregate principal amount of our 1.75% Convertible Notes due 2007 (including interest) at an aggregate consideration of $36.8 million. We made $3.7 million of capital lease payments in the nine months ended September 30, 2007. In the nine months ended September 28, 2008 and September 30, 2007, we reduced our restricted cash by $0.6 million and increased our restricted cash by $0.6 million, respectively. In the nine months ended September 28, 2008 and September 30, 2007, we received $6.2 million and $19.9 million, respectively, from the issuance of new ordinary shares through our share plans. The total numbers of ordinary shares issued in the nine months ended September 28, 2008 and September 30, 2007 were 9.7 million and 27.8 million, respectively, which excluded the issuance of 145.1 million ordinary shares from the conversion of $134.5 million aggregate principal of our 2.5% Convertible Subordinated Notes due 2008 in May 2008.